RMS

SEC 18000985

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

SEC Mail Processing Received
FEB 27 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOENNING & SCATTERGOOD, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 TOWER BRIDGE, 200 BARR HARBOR DRIVE, SUITE 300
(No. and Street)

WEST CONSHOHOCKEN (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DALE R WEIGAND 610 684 5416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON LARSON ALLEN LLP
(Name – *if individual, state last, first, middle name*)

610 WEST GERMANTOWN PIKE, SUITE 400 (Address) PLYMOUTH MEETING (City) PA (State) 19462 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, DALE R WEIGAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOENNING & SCATTERGOOD, INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of PA
County of Montgomery

Signature

CFO
Title

Notary Public 2/26/18

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lorraine L. Ricci, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires Sept. 10, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOENNING & SCATTERGOOD, INC.
December 31, 2017

CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Boenning & Scattergood, Inc.
West Conshohocken, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boenning & Scattergood, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

Plymouth Meeting, Pennsylvania
February 26, 2018

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 488,503
Receivables:	
Clearing broker	784,413
Related parties	2,369,742
Customers and other	2,069,194
Securities owned, at fair value	8,197,765
Cash surrender value of life insurance	479,852
Deposit with clearing broker	100,000
Furniture, equipment and leasehold improvements, net	332,799
Goodwill	370,516
Employee advances	92,191
Deposits and other prepaid expenses	858,957
Total assets	$ 16,143,932
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Clearing broker	$ 54,410
Securities sold, not yet purchased, at fair value	27
Accounts payable	478,949
Accrued expenses and other liabilities	4,224,650
Total liabilities	4,758,036
Stockholder's equity:	
Common stock, $.0625 par value; 50,000 shares authorized, 4,065 shares issued and 3,897 outstanding	254
Additional paid-in capital	1,566,816
Retained earnings	10,232,790
Treasury stock, at cost, 168 shares	(413,964)
Total stockholder's equity	11,385,896
	$ 16,143,932

See accompanying notes to financial statement.

(1) Nature of Business

Boenning & Scattergood, Inc. ("the Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business.

The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings" or "the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

(2) Summary of Significant Accounting Policies

Cash Equivalents

Short term investments with original maturities of three months or less and other highly liquid instruments, including money market funds, are considered cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Proprietary securities transactions are recorded on trade dates. Interest and dividend income is recorded when earned.

The Company may sell a security it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size will be realized upon the Company purchasing the security to cover the short sale.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value, Continued

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures.*

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance represents the Company's equity in whole life policies on certain officers and employees of the Company.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and depreciated over their estimated useful lives, ranging from two to seven years. Leasehold improvements are stated at cost. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets, which generally range from two to nine years.

Financed Premiums

During 2017, the Company entered into a financing agreement for its insurance premiums related to policies that expire in 2018. At December 31, 2017, $247,000 remains in deposits and other prepaid expenses and accrued expenses and other liabilities, related to the agreement.

Goodwill

The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using the market approach involving the evaluation of the market values of comparable publicly traded guideline companies and sales involving controlling interests in public or private guideline companies.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Goodwill, Continued

The carrying amount of goodwill, and cumulative impairment losses at December 31, 2017, are as follows:

Goodwill	$ 500,000
Cumulative impairment losses	(129,484)
Goodwill, December 31	$ 370,516
Cumulative impairment losses, January 1	$ (129,484)
Impairment losses	-
Cumulative impairment losses, December 31	$ (129,484)

Employee Advances

From time to time, the Company makes advances to employees. These advances are unsecured and may be forgiven by the Company, as long as the respective employee satisfies certain criteria, as specified in his or her advance agreement. At December 31, 2017, advances to employees were $92,191.

Income Taxes

The Company is a wholly-owned subsidiary of Holdings. During 2007, the stockholder elected that the Company be taxed as an S corporation under the applicable provisions of federal and state law. Holdings is also taxed as an S corporation. Accordingly, the stockholders of Holdings are individually liable for the taxes on their respective shares of the Company's and Holdings' income or loss.

FASB ASC 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files consolidated income tax returns with Holdings in the U.S. federal jurisdiction, and various other state jurisdictions. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, receivable balances, and cash surrender value of life insurance. The Company principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2017, there was no reserve for uncollectable receivables. The Company purchases life insurance with cash surrender value from multiple insurance companies. At December 31, 2017, the total cash surrender value of life insurance policies with two companies was approximately $324,000 and $156,000, respectively. Amounts receivable from the Parent are unsecured.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties. Additional risks are described in Note 10.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements

The FASB issued Update No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, in January 2017. The objective of this guidance is to simplify an entity's required test for impairment of goodwill. This guidance is effective for a public business entity that is an SEC filer for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The adoption of this standard is not expected to have a material impact on the Company's financial condition.

The FASB issued Update 2017-1, Business Combinations (Topic 805): Clarifying the Definition of a Business, in January 2017. The objective of this guidance is to clarify the definition of a business to provide entities with assistance in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those periods. The adoption of this standard is not expected to have a material impact on the Company's financial condition.

The FASB issued Update No. 2016-02, Leases, in February 2016. From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For public entities, this guidance is effective for the first interim or annual period beginning after December 15, 2018. The Company is assessing this guidance to determine its impact on the Company's financial condition.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, which is the date the financial statement was issued.

(3) Fair Value Measurements

FASB ASC 820 defines fair value and provides a framework for measuring and disclosing fair value in accordance with accounting principles generally accepted in the United States of America.

Various inputs may be used to determine the value of the Company's financial assets and liabilities. These inputs are summarized in three broad levels listed below. The input levels or methodologies used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with those financial assets and liabilities.

Level 1: Quoted prices in active markets for identical financial assets and liabilities

Level 2: Observable inputs other than level 1 quoted prices

Level 3: Unobservable inputs

Observable inputs are inputs that other market participants may use in pricing a financial asset or liability. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others. The determination of what constitutes observable inputs requires judgment by management of the Company.

In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an asset or liability at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an asset or liability, and would be based upon available information.

For the year ended December 31, 2017, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Common and Preferred Stock

The Company's investment in common and preferred stock is generally valued using quoted market prices for identical securities.

Corporate Debt Obligations

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used are for approximately the same maturity and credit quality as the bonds. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and bond spreads.

Continued...

(3) Fair Value Measurements, Continued

Government & Municipal Obligations

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility.

The table below presents the balances of assets and liabilities measured at the fair value on a recurring basis at December 31, 2017:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Financial sector	$ 1,113,631	$ -	$ -	$ 1,113,631
Other	26,674	-	-	26,674
Preferred stock:				
Financial sector	505,820	-	-	505,820
Other	1,467,247	-	-	1,467,247
Corporate debt obligations:				
Investment grade	-	309,700	-	309,700
Other **	-	71,476	-	71,476
Government & Municipal obligations:				
Investment grade	-	4,703,217	-	4,703,217
Total securities owned	$ 3,113,372	$ 5,084,393	$ -	$ 8,197,765
Securities sold, not yet purchased				
Common stock:				
Financial sector	$ -	$ -	$ -	$ -
Other	27	-	-	27
Total securities sold, not yet purchased	$ 27	$ -	$ -	$ 27

** Includes securities with a Standard and Poor's rating lower than BBB- at December 31, 2017 or securities not rated by Standard and Poor's.

(4) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are summarized as follows at December 31, 2017:

Furniture and equipment	$	474,489
Leasehold improvements		261,074
Accumulated depreciation and amortization		(402,764)
	$	332,799

(5) Receivable from and Payable to Clearing Broker

FASB ASC 210, *Balance Sheet*, provides that a right of set-off exists when certain conditions are met. Management has determined that right of set-off exists for certain amounts receivable from and payable to the clearing broker, and has presented these amounts net in the accompanying statement of financial condition. Receivable from and payable to clearing broker, at December 31, 2017, consist of the following:

		Receivable (Payable)
Commissions receivable from clearing broker	$	693,300
Incentive from clearing broker	$	208,534
Fees payable to clearing broker		(117,421)
Receivable from clearing broker	$	784,413
Margin deposit at clearing broker	$	6,678,000
Margin loan		(7,276,313)
Receivable for income earned		543,903
Payable to clearing broker	$	(54,410)

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The commission receivable and fees payable to the clearing broker relate to the aforementioned transactions and are collateralized by all cash and securities that the Company maintains with the clearing broker. The Company also maintains a clearing deposit of $100,000 with the clearing broker.

The Company carries its securities owned and securities sold, not yet purchased with the clearing broker. The clearing broker finances the Company's inventory under normal margin terms. The margin requirement at December 31, 2017 was approximately $1,387,000 and is included in the cash held at clearing broker above. The Company pays interest on the margin loan at the clearing broker's call rate (3.25% at December 31, 2017). The Company also receives interest on the cash held at the clearing broker's call rate.

(6) 401(k) Savings and Profit Sharing Plan

The Company sponsors a 401(k) savings and profit sharing plan covering all employees who have attained specified age and length of service requirements. Employees of the Company may elect to make contributions pursuant to a salary reduction agreement. Profit sharing and/or 401(k) matching contributions may be made to the plan at the discretion of the management of the Company. The Company made a 401(k) matching contribution of $43,542 to the plan for the year ended December 31, 2017.

(7) Net Capital and Reserve Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2017, the Company had regulatory net capital of $3,677,998, which was $3,017,998 in excess of its required net capital of $660,000. The Company's aggregate indebtedness was $4,108,362; the ratio of aggregate indebtedness to net capital was less than 1.12 to 1.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

(8) Commitments and Contingent Liabilities

Leases

The Company leases office space and office equipment under operating leases that expire at various dates through 2023. Annual minimum lease payments, including the lease described in Note 9 to the financial statements, required under these leases as of December 31, 2017 are:

Year Ending December 31,	Amount
2018	$ 1,911,659
2019	724,487
2020	279,410
2021	114,959
2022	11,456
2023	181

Continued...

(8) Commitments and Contingent Liabilities, Continued

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. At times the Company is required to make a good faith deposit on an underwriting. At December 31, 2017, there were no outstanding good faith deposits.

Agreement with Clearing Broker

The Company has an agreement with the clearing broker to carry the proprietary accounts of the Company, the cash, securities and margin accounts of the customers of the Company and to clear securities transactions on a fully disclosed basis for such accounts. The Company entered into an amended agreement with the clearing broker on March 1, 2015 that expires in February 2022. The Company received $1,000,000 as part of entering into the amended agreement, which will be amortized over the term of the agreement. The unamortized balance at December 31, 2017 is $595,238 and is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

Litigation and Regulation

From time to time, the Company is involved in legal proceedings in the ordinary course of business. Management believes that the resolution of any remaining legal proceedings will not have a material adverse effect on the financial condition or the results of operations of the Company.

The Company is also subject to regulatory examinations. In connection with one of the Company's examinations, the Company consented to certain settlement terms with a regulator. The liability for the settlement of this matter of $2,500 was paid in March 2017.

Indemnifications

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as an agent or, providing services to, the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for these indemnifications.

(9) Related Party Transactions

The Company leases office space from Holdings under an annual operating lease agreement that is to expire on August 31, 2018. The lease payments totaled $893,517 for the year ended December 31, 2017. Office lease payments required under the lease for the year ending December 31, 2018 are $602,707.

The Company has advanced funds to its Parent. These advances are noninterest bearing and there are no scheduled repayment terms. Total receivable from Parent as of December 31, 2017 was $2,364,362. Receivables to other related parties totaled $5,380 at December 31, 2017.

Under a service agreement, the Company provides certain administrative, compliance, information technology, sales and marketing support to Aqua Terra Asset Management, LLC ("ATAM"), a wholly owned subsidiary of the Parent. During 2017, the Company charged ATAM $28,662 for these services.

(10) Trading Activities and Related Risks

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments may include outstanding delayed delivery, underwriting and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management trading and financing activities. These contracts are valued at fair value.

Additionally, in the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in fair value ("market risk") or failure of the other party to the transaction to perform ("credit risk").

Market risk is the potential change in fair value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the fair values reflected in the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring its risk limits on a regular basis.

Credit risk is the possibility that a loss may occur due to the failure of counterparty to perform according to the terms of the contract. A significant portion of the Company's assets are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks on a regular basis.

Continued...

(10) Trading Activities and Related Risks, Continued

The Company also engages in activities involving the execution of various securities transactions for the benefit of customers. These services are provided on fully disclosed basis. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase the Company's risk.